UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Internet Gold - Golden Lines Ltd.
                        ---------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.01 Par Value per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                  M 56595 10 7
                                  ------------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 238-8605
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 14, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Euronet Communications Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd, Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 Ordinary Shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 Ordinary Shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Communications Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Communication Holdings 2005 Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Technologies Management 2005 Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Assets Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the 1of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Assets Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Eurocom Holdings (1979) Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Shaul Elovitch
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  IN

----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd, Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

CUSIP No. M 56595 10 7

1   NAME OF REPORTING PERSON: Yossef Elovitch
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)   [X]
                                                                (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER: 12,683,135 Ordinary Shares *
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER: -0-
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  12,683,135 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 12,683,135 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.81%

14  TYPE OF REPORTING PERSON:  IN

-----------------------------
* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd., Eurocom Assets Holdings Ltd., Eurocom Communications Ltd. and Euronet Communications Ltd. are the beneficial owners of 12,683,135 ordinary shares of the Issuer. Euronet Communications Ltd. directly holds 12,683,135 ordinary shares of the Issuer. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of each of Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 80% and 20% of Eurocom Assets Holdings Ltd. is held in trust for the benefit of Mr. Shaul Elovitch and Mr. Yossef Elovitch, respectively. Eurocom Holdings (1979) Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications Ltd. The remaining 0.67% is held by Mr. Shaul Elovitch directly. Eurocom Communications Ltd. holds 100% of Euronet Communications Ltd. Accordingly, Mr. Shaul Elovitch maybe deemed to have the sole voting and dispositive power as to the 68.81% of the ordinary shares of the Issuer held by Euronet Communications Ltd.

         This Amendment No. 1 to the Statement on Schedule 13D dated June 17, 2005, is being filed to report a change in the identity of the holders of an aggregate of 12,683,135 ordinary shares, nominal par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 1 Alexander Yanai Street, Petach-Tikva, Israel.


Item 2. Identity and Background

        This Statement is being filed by Euronet Communications Ltd. ("Euronet"), Eurocom Communications Ltd. ("Eurocom Communications"), Eurocom Communication Holdings 2005 Ltd.("Eurocom Communication Holdings"), Eurocom Technologies Management 2005 Ltd. ("Eurocom Technologies"), Eurocom Assets Ltd. ("Eurocom Assets"), Eurocom Assets Holdings Ltd.(" Eurocom Assets Holdings"), Eurocom Holdings (1979) Ltd. ("Eurocom Holdings"), Mr. Shaul Elovitch and Mr. Yossef Elovitch.

        Mr. Shaul Elovitch, a citizen of Israel, is principally employed as the Chairman of the board of directors and Chief Executive Officer of Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings and Eurocom Holdings, and serves as the Chairman of the board of directors of the Issuer. Mr. Shaul Elovitch's business address is 2 Dov Friedman Street, Ramat Gan, Israel 52141.

        Mr. Yossef Elovitch, a citizen of Israel, is principally employed as director of Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings and Eurocom Holdings, and of the Issuer. Mr. Yossef Elovitch's business address is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch.

        Euronet is a privately-held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Euronet is 100% owned Eurocom Communications.

        Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Eurocom Communications is 50.33% owned by Eurocom Holdings and, subject to the closing of the transaction described below, 49.00% owned by Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings together.

        Eurocom Communication Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal business and principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Eurocom Communication Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

        Eurocom Technologies is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Eurocom Technologies is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

        Eurocom Assets is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Eurocom Assets is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

        Eurocom Assets Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Eurocom Assets Holdings is held in trust by M.Z.N.-R.B. TRUSTEES LTD., for the benefit of Mr. Shaul Elovitch (80%) and Mr. Yossef Elovitch (20%).

        Eurocom Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan, Israel 52141. Eurocom Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.

        During the last five years, none of Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings, Eurocom Holdings Mr. Shaul Elovitch or Mr. Yossef Elovitch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On July 14, 2005, Eurocom Communication Holdings, Eurocom
Technologies, Eurocom Assets and Eurocom Assets Holdings purchased from Arison Investments Ltd. its 49% interest in Eurocom Communications. As a result of this transaction, Eurocom Holdings, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets and Eurocom Assets Holdings are together the owner of 99.33% of Eurocom Communications Ltd. The remaining 0.67% is owned directly by Mr. Shaul Elovitch. Eurocom Communications owns 100% of Euronet, which holds 68.81% of the outstanding shares of the Issuer (12,683,135 ordinary shares).

Item 4. Purpose of Transaction.

        Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch are currently investigating their investment opportunities with respect to their ownership interest in the Issuer. Although Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies,
Eurocom Assets, Eurocom Assets Holding, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch have not made any determination as yet, their investment decisions could result in:

        (a) the acquisition of additional securities of the Issuer; or

        (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries.

Item 5. Interest in Securities of the Issuer.

        (a) Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holding, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch are the beneficial owners of 12,683,135 ordinary shares, which constitutes approximately 68.81% of the outstanding ordinary shares of the Issuer.

        (b) Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holdings, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 12,683,135 ordinary shares currently beneficially owned by Euronet, Eurocom Communications, Eurocom Communication Holdings, Eurocom Technologies, Eurocom Assets, Eurocom Assets Holding, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch.

        (c) No transactions were effected in the ordinary shares of the Issuer by Euronet during the past sixty days.

        (d) No person other than Euronet has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Issuer granted Euronet registration rights under the U.S. Securities Act with respect to its shares, giving Euronet rights to include its shares in any registration statement filed by the Issuer following its 1999 initial public offering excluding any registration of employees' shares on Form S-8 or a similar form; and to demand registration of its shares at any time after February 2000, in each case subject to certain conditions.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2005


                                    /s/Shaul Elovitch
                                    -----------------
                                    Mr. Shaul Elovitch


                                    /s/Yossef Elovitch
                                    ------------------
                                    Mr. Yossef Elovitch


                                    Euronet Communications Ltd.

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman


                                    Eurocom Communications Ltd

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman


                                    Eurocom Communication Holdings 2005 Ltd.

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman


                                    Eurocom Technologies Management 2005 Ltd.

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman

                                    Eurocom Assets Ltd.

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman


                                    Eurocom Assets Holdings Ltd.

                                    /s/Moshe H. Ne'eman
                                    -------------------
                                    Name:  Moshe H. Ne'eman
                                    Title:  Trustee


                                    Eurocom Holdings (1979) Ltd.

                                    /s/Shaul Elovitch
                                    -----------------
                                    Name:  Shaul Elovitch
                                    Title:    Chairman